SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
CATERPILLAR 401(K) PLAN (Full title of the Plan)
CATERPILLAR INC. (Name of issuer of the securities held pursuant to the Plan)
100 NE Adams Street, Peoria, Illinois 61629 (Address of principal executive offices)

Form 11-K – 2007 - 401-K	Page 1 of 20

REQUIRED INFORMATION

Item 1.
The audited statements of net assets available for Plan benefits as of the end of the latest two fiscal years of the Plan are attached hereto as Exhibit A.

Item 2.
The audited statements of changes in net assets available for Plan benefits for the latest two fiscal years of the Plan are attached hereto as Exhibit B.

Item 3.
The statements required by Items 1 and 2 have been prepared in accordance with the applicable financial reporting requirements of ERISA.

Item 4.
The Consent of Independent Registered Public Accounting Firm is attached hereto as Exhibit C.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CATERPILLAR 401(K) PLAN
CATERPILLAR INC. (Issuer)

June 24, 2008	By:	/s/David B. Burritt
		Name:	David B. Burritt
		Title:	Vice President and Chief Financial Officer

Form 11-K – 2007 401-K	Page 2 of 20

Caterpillar 401(k) Plan
Financial Statements and Supplemental Schedules
December 31, 2007 and 2006

Form 11-K – 2007 401-K	Page 3 of 20

Caterpillar Inc.
Caterpillar 401(k) Plan Index

		Page(s)
Report of Independent Registered Public Accounting Firm		5
Financial Statements
Statements of Net Assets Available for Benefits December 31, 2007 and 2006		6
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2007 and 2006		7
Notes to Financial Statements December 31, 2007 and 2006		8–15
Supplemental Schedules
Schedule G, Part III - Nonexempt Transactions December 31, 2007		17
Schedule G, Part III - Nonexempt Transactions December 31, 2006		18
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2007		19

Note:	Other schedules required by 29 CFR 2520. 103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act fo 1974 have been omitted because they are not applicable.

Form 11-K – 2007 401-K	Page 4 of 20

Report of Independent Registered Public Accounting Firm

To the Participants, Plan Administrator, Investment
Plan Committee and Benefit Funds Committee of the
Caterpillar 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Caterpillar 401(k) Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year and supplemental schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
June 24, 2008

Form 11-K – 2007 401-K	Page 5 of 20

Exhibit A
Caterpillar 401(k) Plan
Statements of Net Assets Available for Benefits December 31, 2007 and 2006

(in thousands of dollars)	2007	2006
Investments
Interest in the Caterpillar Investment Trust	$4,888,837	$4,285,308
Participant loans receivable	56,226	46,589
Other investments – participant directed brokerage accounts	179,941	145,364
Total investments	5,125,004	4,477,261

Receivables
Participant contributions receivable	9,945	9,635
Employer contributions receivable	8,336	7,950
Total receivables	18,281	17,585

Net assets available for benefits, at fair value	5,143,285	4,494,846
Adjustment from fair value to contract value for synthetic guaranteed investment contracts	7,650	(2,155)
Net assets available for benefits	$5,150,935	$4,492,691

The accompanying notes are an integral part of these financial statements.

Form 11-K – 2007 401-K	Page 6 of 20

Exhibit B
Caterpillar 401(k) Plan
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2007 and 2006

(in thousands of dollars)	2007	2006
Investment income
Plan interest in net investment income of Caterpillar Investment Trust	$612,006	$368,286
Interest on participant loans receivable	3,981	2,794
Net investment income from participant directed brokerage accounts	16,256	17,486
Net investment income	632,243	388,566
Contributions
Participant	216,133	199,941
Employer	133,555	122,515
Total contributions	349,688	322,456
Deductions
Withdrawals	(325,462)	(318,012)
Administrative expenses	(2,902)	(1,522)
Total deductions	(328,364)	(319,534)
Increase in net assets available for benefits	653,567	391,488

Transfers
Transfers from other plans, net	4,677	185

Net increase in net assets available for benefits	658,244	391,673
Net assets available for benefits
Beginning of year	4,492,691	4,101,018
End of year	$5,150,935	$4,492,691

The accompanying notes are an integral part of these financial statements.

Form 11-K – 2007 - 401-K	Page 7 of 20

Caterpillar 401(k) Plan
Notes to Financial Statements December 31, 2007 and 2006

1.	Plan Description

The following description of the Caterpillar 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan established by Caterpillar Inc. (the “Company”) effective January 1, 2003 to enable eligible employees of the Company and its subsidiaries (the “participating employers”), which adopt the Plan to accumulate funds for retirement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”).

Participation

Management, salaried and non-bargaining hourly employees who meet certain age and service requirements are eligible to participate in the Plan.  Participating eligible employees (the “participants”) elect to defer a portion of their compensation until retirement through pre-tax contributions.

Participant Accounts

Accounts are separately maintained for each participant.  The participant's account is credited with the participant's contribution as defined below, employer contributions and an allocation of Plan earnings.  Allocations of earnings are based on participant account balances, as defined.  Participant benefits are limited to their vested account balances.

Contributions

Participant contributions are made through a pre-tax compensation deferral as elected by the participants.  Participants who are at least 50 years old by the end of the calendar year are allowed by the Plan to make a catch-up contribution for that year.  Contributions are subject to certain limitations set by the Internal Revenue Code.

Employer matching contributions are 100 percent of participant 401(k) contributions up to a maximum of 6 percent of compensation.  The Company may change the match percentage or the limit on matching contributions from time to time.

Participants direct the investment of their contributions and employer match contributions into various investment options offered by the Plan as discussed in Note 3.  Participants may change their contribution elections and prospective investment elections on a daily basis and reallocate the investment of their existing account balance either daily or every seven business days depending on the investment.

Starting January 1, 2007, newly eligible employees were subject to an automatic enrollment process.  Unless electing otherwise, employees who become newly eligible will be enrolled with a default 6% deferral of their eligible pay and their default investment election is to the Model Portfolio – Moderately Aggressive fund.

Vesting and Distribution Provisions

Participants are fully vested in their participant contributions and earnings thereon.  Participants also vest immediately in the Company's matching contributions and the earnings thereon.  Upon termination of employment for any reason, including death, retirement or total and permanent disability, or upon Plan termination, the balance in participants' accounts is distributable in a single lump sum cash payment unless the participant (or beneficiary) elects to receive Company shares in kind.  The value of any full or fractional shares paid in cash will be based upon the average price per share the Trustee receives from sales of Company shares for the purpose of making the distribution.  Participants also have the option to leave their vested account balance in the Plan, subject to certain limitations.

Form 11-K – 2007 - 401-K	Page 8 of 20

Participant Loans

The Plan provides for participant loans against eligible participants’ account balances.  Eligible participants obtain loans by filing a loan application with the Plan’s record keeper and receiving all requisite approvals.  Loan amounts are generally limited to the lesser of $50,000 or 50 percent of the individual participant’s vested account balance, with certain regulatory restrictions.  Each loan specifies a repayment period that cannot extend beyond five years.  However, the five-year limit shall not apply to any loan used to acquire any dwelling unit which within a reasonable time is to be used (determined at the time the loan is made) as the principal residence of the participant.  Loans bear interest at the prime interest rate plus 1 percent, as determined at the time of loan origination.  Repayments, including interest, are made through after-tax payroll deductions and are credited to the individual participant’s account balance.  At December 31, 2007, participant loans have various maturity dates through September 30, 2017, with varying interest rates ranging from 4 to 11.3 percent.

Administration

The Plan is administered by Caterpillar Inc., which is responsible for non-financial matters, and the Benefit Funds Committee of Caterpillar Inc., which is responsible for financial aspects of the Plan.  Caterpillar Inc. and the Benefit Funds Committee have entered into a trust agreement with The Northern Trust Company (the “Trustee”) to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan at any time to terminate the Plan subject to provisions of ERISA.  In the event of Plan termination, Plan assets will be distributed in accordance with the provisions of the Plan.

Plan Qualification

The Plan obtained its latest determination letter on February 6, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  Although the Plan has been amended subsequent to the period covered by the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	Summary of Significant Accounting Policies

New Accounting Guidance

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 provides a common definition of fair value and a framework for measuring assets and liabilities at fair values when a particular standard prescribes it.  In addition, the Statement expands disclosures about fair value measurements.  The Company will apply this new accounting standard for plan years beginning January 1, 2008.  The adoption is not expected to have a material impact on the Plan’s financial statements.

Form 11-K – 2007 - 401-K	Page 9 of 20

Basis of Accounting
The Plan’s accounts are maintained on the accrual basis of accounting.

Investments

The Plan’s interest in the Caterpillar Investment Trust is valued as described in Note 4.  Investments included in the participant directed brokerage account are valued at quoted market prices, which, for registered investment companies, represent the net asset value of shares held by the Plan at year-end.  Participant loans are valued at estimated fair value consisting of principal and any accrued interest.  Interest on investments is recorded as earned.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses

Starting in 2006, the Plan accrues 6 basis points annually of the market value of the assets of each investment fund, which is transferred monthly from the Caterpillar Investment Trust into a holding account to pay expenses as they come due.  The amount accumulated in the holding account is used to pay certain administrative expenses that have been approved by the Benefits Fund Committee including recordkeeping fees, trustee fees, plan education and audit fees.  The Company pays any expenses which exceed amounts accrued annually by the plan. Prior to 2006, all administrative expenses were paid by the Company.

Withdrawals
Withdrawals are recorded when paid.

Transfers
Transfers to/from other plans generally represent account balance transfers for participants who transfer from one plan to another plan primarily due to employment status changes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein.  Actual results could differ from those estimates.  The Company believes the techniques and assumptions used in establishing these amounts are appropriate.

Reclassifications
Certain amounts from the prior year have been reclassified to conform to the current-year financial statement and footnote presentation.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.  At December 31, 2007, approximately 47 percent of the Plan’s investments were invested in Caterpillar Inc. common stock.

Form 11-K – 2007 - 401-K	Page 10 of 20

3.	Investment Programs
The majority of the Plan’s assets are invested in the Caterpillar Investment Trust as discussed in Note 4, except for the participant directed brokerage account and participant loans receivable.

In October 2005, Caterpillar made the strategic decision to exit the investment management business.  As a result, the Benefit Funds Committee selected new investment options for the Plan.  The transition of the investment of participant balances to the new investment options were implemented after the close of the market effective May 26, 2006. The new investment options are similar in nature to the previous fund options and participant accounts and future deferral elections were automatically transferred to the most similar new investment option.  As with the previous structure, the new investment options consist of four main categories: core investments, model portfolios, Caterpillar stock and a brokerage account.

The core options consist of nine investment choices, each representing a different asset class but collectively offering a broad range of investment alternatives with varying levels of risk and potential returns.

The model portfolios contain a specific mix of the Plan’s core investments.  Each portfolio’s mix of stocks and bonds is automatically rebalanced on the last business day of each calendar quarter.  The targeted percentage of stocks and bonds in each of the model portfolios is as follows:

*	Conservative	20% stocks and 80% bonds
*	Moderately Conservative	40% stocks and 60% bonds
*	Moderately Aggressive	60% stocks and 40% bonds
*	Aggressive	80% stocks and 20% bonds

The Caterpillar Stock Fund consists of Caterpillar Inc. common stock and a small amount of cash equivalents.

The brokerage account option allows participants to invest in various other investments outside of the standard Plan options.  Hewitt Financial Services is the custodian for funds invested through this participant directed option.  Investments in the participant directed brokerage account consist of registered investment companies and the net investment income for the participant directed brokerage account consists of net appreciation (depreciation) in the fair value of investments in registered investment companies.

4.	Master Trust

A portion of the Plan’s investments are in the Caterpillar Investment Trust (the "Master Trust"), which was established for the investment of the Plan and other Company sponsored retirement plans.  These plans pool their investments in the Master Trust in exchange for a percentage of participation in the Trust.  The assets of the Master Trust are held by The Northern Trust Company (the "Trustee").

The percentage of the Plan's participation in the Master Trust was determined based on the December 31, 2007 and 2006 fair values of net assets for the investment fund options chosen by participants of each plan.  At December 31, 2007 and 2006, the Plan's interest in the net assets of the Master Trust was 89.79 percent and 89.61 percent, respectively.

Form 11-K – 2007 401-K	Page 11 of 20

The net assets of the Master Trust as of December 31, 2007 and 2006 are as follows:

(in thousands of dollars)	2007	2006
ASSETS
Investments, at fair value:
Caterpillar Inc. common stock	$2,642,282	$2,456,108
Common stocks	1,304,626	1,090,747
Corporate bonds and notes	90,792	57,516
U.S. Government securities	108,327	79,737
Synthetic guaranteed investment contracts	722,524	570,354
Common collective trusts	338,348	299,042
Registered investment companies	838	779
Interest bearing cash	37,103	37,468
Other investments	7,860	8,159
	5,252,700	4,599,910

Securities on loan, at fair value
Common stocks	189,004	172,928
Corporate bonds and notes	6,300	11,999
U.S. Government securities	31,277	34,512
	226,581	219,439

Cash collateral held under securities loan agreements, at fair value
Caterpillar Investment Trust Custom Collateral Fund	227,679	213,439

Other assets
Receivables for securities sold	3,935	10,309
Accrued income	48,759	5,750
	52,694	16,059

Total Master Trust assets, at fair value	5,759,654	5,048,847

LIABILITIES
Obligation under securities loan agreements, at fair value	(227,679)	(213,439)
Payables for securities purchased	(87,846)	(53,186)

Total Master Trust liabilities	(315,525)	(266,625)

Adjustment from fair value to contract value for synthetic guaranteed investment contracts	8,964	(2,524)

Master Trust assets, net	$5,453,093	$4,779,698

Plan’s interest in the net Master Trust assets	$4,896,487	$4,283,153

Investments are principally stated at fair value.  Investments in common stock, preferred stock, corporate bonds and notes, U.S. Government securities and other assets are primarily valued at quoted market prices.  Common/collective trusts are stated at unit value, which represents the fair value of the underlying investments.  Registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Master Trust at year-end.

Form 11-K – 2007 - 401-K	Page 12 of 20

Net investment income of the Master Trust for the years ended December 31, 2007 and 2006 is as follows:

(in thousands of dollars)	2007	2006
Interest	$49,574	$21,781
Dividends	75,878	53,253

Net appreciation (depreciation) of the fair value of investments:
Caterpillar Inc. common stock	459,737	135,231
Common stocks	90,887	111,558
Corporate bonds and notes	(3,875)	1,557
U.S. Government securities	2,864	1,812
Common collective trusts	13,777	29,198
Registered investment companies	22	44,537
Other investments	(10,703)	1,453

Net Master Trust investment income	$678,161	$400,380
Plan’s interest in net Master Trust investment income	$612,006	$368,286

Dividend income is recorded as of the ex-dividend date.  Interest income is recorded daily as earned.  The Master Trust presents in net investment income, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investment Contracts

The Master Trust holds fixed income benefit responsive investment contracts, referred to as synthetic guaranteed investment contracts (“synthetic GICs”), in which an investment contract is issued by an insurance company or a financial services institution. Synthetic GICs are valued at contract value. The synthetic GICs, designed to help preserve principal and provide a stable crediting rate of interest, are fully benefit responsive and provide that plan participant initiated withdrawals will be paid at contract value.  The synthetic GICs are backed by a portfolio of fixed income investments which are effectively owned by the Plan.  The assets underlying the synthetic GICs are maintained by a third party custodian, separate from the contract issuer's general assets.  The synthetic GICs are obligated to provide an interest rate not less than zero.  These contracts provide that realized and unrealized gains and losses of the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, usually over the duration of the underlying assets, through adjustments to the future interest crediting rate.  The future interest crediting rate can be adjusted periodically and is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.  The issuers guarantee that all qualified participant withdrawals will occur at contract value.

Employer initiated events, if material, may affect the underlying economics of the investment contracts.  These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events.  The occurrence of one or more employer initiated events could limit the Plan’s ability to transact at contract value with plan participants.  As of December 31, 2007, the Company believes the occurrence of an event that would limit the ability of the Plan to transact at contract value with the participants in the Plan is remote.

Form 11-K – 2007 - 401-K	Page 13 of 20

A summary of the average yields for the synthetic GICs are as follows:

Average Yields	December 31, 2007	December 31, 2006
Based on actual income	6.65%	5.75%
Based on interest rate credited to participants	5.85%	5.72%

FASB Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the Statements of Net Assets Available for Benefits to present the fair value of the synthetic GICs, as well as an adjustment of the fully benefit-responsive synthetic GICs from fair value to contract value.

Derivatives

Within the Master Trust, a number of investment managers use derivative financial instruments to meet fund objectives and manage exposure to foreign currency, interest rate and market fluctuations. The fair value of these derivative contracts and related appreciation (depreciation) are included in Other Investments in the Statements of Net Assets Available for Benefits and Investment Income of the Master Trust.

A summary of the open futures contracts as of December 31, 2007 is as follows:

	Long Contracts		Short Contracts
*(in thousands of dollars)	Contracts	Fair Value*	Contracts	Fair Value*

Eurodollar futures	152	$36,478	–	$–
Equity futures	115	33,707	–	–
U.S. treasury bill and treasury bond futures	143	15,977	203	23,309
Euro fixed income futures	11	1,819	–	–

A summary of the open futures contracts as of December 31, 2006 is as follows:

	Long Contracts		Short Contracts
*(in thousands of dollars)	Contracts	Fair Value*	Contracts	Fair Value*

Equity futures	125	$29,369	–	$–
U.S. treasury bill and treasury bond futures	139	14,680	98	10,532
Eurodollar futures	47	11,139	–	–

The above tables for 2007 and 2006 reflect the fair value of all open derivative futures contracts, without reflecting the corresponding fair value of the derivative offsets, which net to $0.

The Master Trust continually monitors its positions with, and the credit quality of, the major financial institutions which are counterparties to its financial instruments, and does not anticipate nonperformance by these counterparties.

Form 11-K – 2007 - 401-K	Page 14 of 20

Securities Lending

In June 2006, the Master Trust began participating in a securities lending program offered by the Trustee.  As a participating lender, the Master Trust receives cash, letters of credit, or U.S. government securities as collateral for loans of securities to approved borrowers.  The Trustee pools the cash collateral in the Caterpillar Investment Trust Custom Collateral Fund, which invests primarily in short term investment vehicles.  Initial collateral levels are not less than 102 percent of the fair value of the borrowed securities, or not less than 105 percent if the borrowed securities and the collateral are denominated in different currencies.  The fair value of securities on loan was approximately $227 and $219 million at December 31, 2007 and 2006, respectively.  The fair value of the collateral received in 2007 for these loaned securities was approximately $233 million ($226 million in 2006), of which approximately $228 million represented cash or other highly liquid investments ($213 million in 2006).  Net investment income (loss) from securities lending was approximately ($1.1) and $0.4 million in 2007 and 2006, respectively, and is included in interest in the net investment income of the Master Trust.

5.	Parties-in-Interest

The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of the Company.

Prior to May 26, 2006, the Master Trust invested in the Preferred Group of Mutual Funds, registered investment companies that were sponsored by Caterpillar Investment Management Ltd. (CIML), formerly a wholly-owned subsidiary of Caterpillar Inc. CIML managed the Preferred Short-Term Government Securities Fund while all other funds were managed by unrelated investment managers.  Caterpillar Securities, Inc., a wholly-owned subsidiary of CIML, distributed the shares of the registered investment companies to the Master Trust.

Beginning May 26, 2006, the investment options available to the participants as summarized in Note 3 include the Caterpillar Stock Fund. The Master Trust also invests in the U.S. Equity Broad Index Fund, which is sponsored and managed by The Northern Trust Company, the Trustee for the Master Trust.  The Northern Trust Company also manages the cash equitization portion of each of the investment options for liquidity purposes.

6.	Reconciliation of Financial Statements to Form 5500
The following table reconciles the net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2007	2006

Net assets available for benefits per financial statements	$5,150,935	$4,492,691
Certain deemed distributions of participant loans	(1,536)	(755)
Net assets per Form 5500	$5,149,399	$4,491,936

Form 11-K – 2007 401-K	Page 15 of 20

Supplemental Schedules

Form 11-K – 2007 401-K	Page 16 of 20

Schedule I
Caterpillar 401(k) Plan
EIN 37-0602744 Schedule G, Part III - Nonexempt Transactions December 31, 2007

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan, employer, or party-in -interest	Description of transactions, including maturity date, rate of interest, collateral, par or maturity value	Purchase Price	Selling Price	Lease Rental	Expenses incurred in connection with transaction	Cost of Asset	Current Value of Asset	Net gain or (loss) on each transaction
Caterpillar Inc.	Plan Sponsor	Certain administrative expenses of other Caterpillar Inc. sponsored plans were inadvertently paid from the assets of the Caterpillar Inc. 401(k) Plan during 2007, resulting in an impermissible loan from the Plan to the Plan Sponsor. The principal amount and the related earnings were repaid to the Plan in November 2007 and December 2007, respectively.	$–	$–	$–	$–	$332,178	$345,373	$–

Form 11-K – 2007 - 401-K	Page 17 of 20

Schedule II
Caterpillar 401(k) Plan
EIN 37-0602744 Schedule G, Part III - Nonexempt Transactions December 31, 2006

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan, employer, or party -in-interest	Description of transactions, including maturity date, rate of interest, collateral, par or maturity value	Purchase Price	Selling Price	Lease Rental	Expenses incurred in connection with transaction	Cost of Asset	Current Value of Asset	Net gain or (loss) on each transaction
Caterpillar Inc.	Plan Sponsor	Certain administrative expenses of other Caterpillar Inc. sponsored plans were inadvertently paid from the assets of the Caterpillar Inc. 401(k) Plan during 2006, resulting in an impermissible loan from the Plan to the Plan Sponsor. The principal amount and the related earnings were repaid to the Plan in November 2007 and December 2007, respectively.	$–	$–	$–	$–	$27,389	$27,755	$–

Form 11-K – 2007 - 401-K	Page 18 of 20

Schedule III
Caterpillar 401(k) Plan
EIN 37-0602744 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Caterpillar Inc.	Caterpillar Investment Trust	**	$4,888,837,591

	Hewitt Financial Services	Participant directed brokerage account	**	179,940,594

*	Participant loans receivable	Participant loans (various maturity dates through September 30, 2017, various interest rates ranging from 4% to 11.3%)	–	56,225,738

		Total Investments		$5,125,003,923

* Denotes party in interest.
** Cost information is not applicable for participant directed investments.

Form 11-K – 2007 - 401-K	Page 19 of 20

Exhibit C

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-111355, as amended, and 333-133265) of Caterpillar Inc. of our report dated June 24, 2008 relating to the financial statements of the Caterpillar 401(k) Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
June 24, 2008

Form 11-K – 2007 401-K	Page 20 of 20